Universities Superannuation Scheme
18 June 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1) UNIVERSITIES SUPERANNUATION SCHEME

Company dealt in IMPERIAL CHEMICAL INDUSTRIES PLC

Class of relevant security to which ORD GBP 1
the dealings being disclosed relate
(Note 2)

Date of dealing 15/6/07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

Long Short
Number (%) Number (%)

(1) Relevant securities 13,148,183 1.1%

(2) Derivatives (other than options)

(3) Options and agreements to
purchase/sell

Total 13,148,183 1.1%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Long Short
Number (%) Number (%)

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to
purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale Number of securities Price per unit (Note 5)

PURCHASE 63,000 5,49 GBP

(b) Derivatives transactions (other than options)

Product Long/short Number of Price per
name, e.g. (Note 6) securities unit (Note 5)
CFD (Note 7)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing, Number of Exercise Type, Expiry Option
name,e.g. selling, securities price e.g. date money
call purchasing, to which American, paid/
option varying the option European received
etc. relates etc. per unit
(Note 7) (Note 5)

(ii) Exercising

Product name, Number of Exercise price per unit
e.g. call option securities (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction Details Price per unit
(Note 8) (if applicable)
(Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 18/6/07

Contact name MIRIAMA RUZBACKA

Telephone number 020 7972 5495

If a connected EFM, name of offeree /offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at
www.thetakeoverpanel.org.uk